SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                             METALDYNE CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   574670105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                Credit Suisse First Boston Equity Partners, L.P.
           Credit Suisse First Boston Equity Partners (Bermuda), L.P.
            Credit Suisse First Boston U.S. Executive Advisors, L.P.
                          EMA Partners Fund 2000, L.P.
                       EMA Private Equity Fund 2000, L.P.
                        Credit Suisse (Bermuda) Limited
                    Hemisphere Private Equity Partners, Ltd.
                Credit Suisse Investment Advisory Partners, LLC
                                 Credit Suisse

                       (Name of Persons Filing Statement)

                                  Ivy B. Dodes
                                  Credit Suisse
                             Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
      --------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 31, 2006
   -------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse First Boston Equity Partners, L.P.
         13-3994124
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
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Number of                              7.   Sole Voting Power
Shares
Beneficially                                7,402,831 shares of Common Stock,
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power

                                            [0]
                                      ------------------------------------------

                                       9.   Sole Dispositive Power

                                            7,402,831 shares of Common Stock,
                                            par value $1.00
                                      ------------------------------------------

                                      10.   Shared Dispositive Power
                                            [0]
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    7,402,831 shares of Common Stock, par value $1.00
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    17.64%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse First Boston Equity Partners, (Bermuda), L.P.
         98-0191048
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Bermuda
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                2,069,282 shares of Common Stock,
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power

                                            0
                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            2,069,282 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------

                                      10.   Shared Dispositive Power

                                            0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,069,282 shares of Common Stock, par value $1.00
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    4.93%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse First Boston U.S. Executive Advisors, L.P.
         13-3751234
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                6,610 shares of Common Stock,
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power
                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            6,610 shares of  Common Stock,
                                            par value $1.00
                                      -----------------------------------------

                                      10.   Shared Dispositive Power

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    6,610 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    Less than 1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         EMA Partners Fund 2000, L.P.
         13-4126806
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [ ]
                                                               (b) [X]

-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                533,168 shares of Common Stock
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power

                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            533,168 shares of Common Stock
                                            par value $1.00
                                      -----------------------------------------
                                      10.   Shared Dispositive Power

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    533,168 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    1.27%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         EMA Private Equity Fund 2000, L.P.
         13-4126805
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                343,139 shares of Common Stock,
Owned by                                    par value $1.00
Each                                  -----------------------------------------
Reporting
Person with                            8.   Shared Voting Power

                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            343,139 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------
                                      10.   Shared Dispositive Power

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    343,139 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    Less than 1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse (Bermuda) Limited
         (98-0186105) 13-5015677
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not Applicable
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Bermuda
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                0
Owned by                              -----------------------------------------
Each
Reporting                              8.   Shared Voting Power
Person with
                                            876,307 shares of Common Stock
                                            par value $1.00
                                      -----------------------------------------
                                       9.   Sole Dispositive Power

                                            0
                                      -----------------------------------------
                                      10.   Shared Dispositive Power

                                            876,307 shares of Common Stock,
                                            par value $1.00
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    876,307 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    2%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Hemisphere Private Equity Partners, Ltd.
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not Applicable
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Bermuda
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                0
Owned by                              -----------------------------------------
Each
Reporting                              8.   Shared Voting Power
Person with
                                            9,478,723 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            0
                                      -----------------------------------------

                                      10.   Shared Dispositive Power

                                            9,478,723 shares of Common Stock,
                                            par value $1.00
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    9,478,723 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    22.1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse Investment Advisory Partners, LLC
         13-3947082

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not Applicable
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
-------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power
Shares
Beneficially                                0
Owned by                              -----------------------------------------
Each
Reporting                              8.   Shared Voting Power
Person with
                                            10,355,030 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------

                                       9.   Sole Dispositive Power

                                            0
                                      -----------------------------------------

                                      10.   Shared Dispositive Power

                                            10,355,030 shares of Common Stock,
                                            par value $1.00
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    10,355,030 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    24.1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IA
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
         Credit Suisse, on behalf of the Investment Banking Division (CH-0203923549)

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not Applicable
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [X]
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Switzerland
-------------------------------------------------------------------------------
Number of                             7.    Sole Voting Power
Shares
Beneficially                                0
Owned by                              -----------------------------------------
Each
Reporting                             8.    Shared Voting Power
Person with
                                            10,355,030 shares of Common Stock,
                                            par value $1.00
                                      -----------------------------------------

                                      9.    Sole Dispositive Power

                                            0
                                      -----------------------------------------

                                      10.   Shared Dispositive Power

                                            10,355,030 shares of Common Stock,
                                            par value $1.00
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    10,355,030 shares of Common Stock, par value $1.00.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    24.1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    BK, HC, OO
-------------------------------------------------------------------------------

         This statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 2 to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 8, 2000 (the "Original Statement"), as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 15, 2000 (the "First Amendment"). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement or the First Amendment as applicable.

Item 1. Security and Issuer

         Item 1 is hereby amended and restated as follows:

         The class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share (the "Common Stock") of Metaldyne Corporation (formerly MascoTech, Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 47659 Halyard Drive, Plymouth, Michigan 48170.

         The Schedule 13D was filed due to the acquisition (as described in Item 3 of Schedule 13D) of shares of Common Stock of the Company in connection with the recapitalization (the "Recapitalization") of the Company pursuant to the merger of Riverside Acquisition Corporation with and into the Company on November 28, 2000 in accordance with the terms of the Recapitalization Agreement, dated as of August 1, 2000, as amended, between MascoTech, Inc. and Riverside Acquisition Corporation. The Recapitalization, the Recapitalization Agreement and the transactions contemplated thereby are more fully described in MascTech's Statement on Schedule 13E-3 and Definitive Proxy Statement on
Schedule 14A, each previously filed with the Securities and Exchange Commission (the "Commission") on October 26, 2000 and incorporated by reference into the
Schedule 13D.

         The First Amendment to Schedule 13D was filed with the Commission on December 22, 2000 due to then recent acquisition (as described in Item 3 of Schedule 13D/A Amendment No.1) of additional shares of Common Stock of the Company in connection with the merger of a subsidiary of the Company and Simpson Industries, Inc., as described in Exhibit 99 of the Form 8-K dated December 15, 2000, filed with the Commission and incorporated by reference into the Schedule 13D/A Amendment No.1.

         This Amendment No. 2 is being filed due to the recent Agreement and Plan of Merger, dated as of August 31, 2006 by and among the Company, Asahi Tec Corporation, a Japanese corporation and Argon Acquisition Corp., a Delaware corporation, and the transactions comtemplated thereby.

Item 2. Identity and Background.

         Item 2 is hereby amended and restated as follows:

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division") (the "CS Reporting Person"). The CS Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the CS Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         Credit Suisse First Boston Equity Partners (Bermuda), L.P., a Bermuda limited partnership ("CSFBEP Bermuda"), Credit Suisse First Boston Equity Partners, L.P., a Delaware limited partnership ("CSFBEP"), Credit Suisse First Boston U.S. Executive Advisors, L.P., a Delaware limited partnership ("CSUSEA"), EMA Partners Fund 2000, L.P., a Delaware limited partnership ("EMA Partners") and EMA Private Equity Fund 2000, L.P., a Delaware limited partnership ("EMA Private Equity") (collectively the "CS Funds"); are the holders of the shares of Common Stock reported herein. The principal business and office of each of the CS Funds and Credit Suisse Investment Advisory Partners, LLC, a Delaware limited liability company ("CS Advisory Partners"), is Eleven Madison Avenue, New York, New York 10010 and the address of Credit Suisse (Bermuda) Limited, a Bermuda corporation ("CS Bermuda"), is Thistle House, 4 Burnaby Street, Hamilton, HM 12 Bermuda.

         Pursuant to investment advisory agreements with CSFBEP Bermuda, CSFBEP and CSUSEA, CS Advisory Partners makes all investment decisions for those three CS Funds, including the decision to buy, sell or hold securities which comprise the assets of each of those three CS Funds. In addition, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP pursuant to its limited partnership agreement. Thus CS Advisory Partners may be deemed to be the beneficial owner of the shares of Common Stock owned by the CS Funds. CS Advisory Partners is a wholly-owned subsidiary of the Bank. The investment committee of CS Advisory Partners that oversees the investment decisions made for the CS Funds includes employees of the Asset Management division (as defined below) of the Bank.

         CS Bermuda is the general partner of each of EMA Partners and EMA Private Equity and thus manages and controls the affairs of EMA Partners and EMA Private Equity, which, unlike the other CS Funds, are not advised in their investment decisions by CS Advisory Partners. However, pursuant to their respective limited partnership agreements, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP. CS Bermuda is a wholly-owned subsidiary of the Bank.

         Hemisphere Private Equity Partners, Ltd., a Bermuda corporation ("Hemisphere") is the general partner of CSFBEP Bermuda, CSFBEP and CSUSEA and, other than the investment activities for which CS Advisory Partners is responsible, thus manages and controls the affairs of those three CS Funds. Hemisphere is engaged in the business of acting as general partner to collective investment vehicles organized as limited partnerships. Hemisphere's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda.

         Credit Suisse Group, a corporation formed under the laws of the Canton of Zurich, Switzerland ("CSG") is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the "Winterthur division"). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the "Asset Management division") and the Private Banking division (the "Private Banking division"). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the CS Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own shares of Common Stock to which this Statement relates and such shares of Common Stock are not reported in this Statement. CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the CS Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of shares of Common Stock beneficially owned by the CS Reporting Person. The CS Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.

         The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. ("CS Hldgs USA Inc"), a Delaware corporation. The address of CS Hldgs USA Inc's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is CSG.

         CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. ("CS USA Inc"), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC ("CS Sec USA LLC"), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC ("CSFB LLC"), which is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

                  The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the CS Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, Hemisphere, CS Advisory Partners and CS Bermuda are set forth on Schedules A-1 through A-7 attached hereto, each of which is incorporated by reference herein.

         Except as otherwise provided herein, during the past five years none of the CS Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC,

Hemisphere, CS Advisory Partners, CS Bermuda, the CS Funds nor, to the best knowledge of the CS Reporting Person, any of the other persons listed on Schedules A-1 through A-7 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and and the Commission resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

         CSFBC consented to these settlements without admitting or denying any of the allegations made in the Commission's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The Commission and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and the Commission alleged that certain employees allocated "hot" IPO shares to certain customers who paid the firm a portion of the profits (between 33 and 65%) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

         Under the terms of the coordinated settlement:

         o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the Commission and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the Commission and NASDR. The Commission determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

         o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The Commission and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

         In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system and (e) require broker-dealers to maintain certain books and records.

         The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the

Commission settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and Commission Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

         Neither the Commission nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the Commission nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

         On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC's violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and Commission Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

         On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Commission complaint filed on April 28, 2003, in the SDNY. In this complaint, the Commission alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The Commission's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

         Under the terms of the Global Settlement:

         o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

         o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC's customers and (iv) make its analysts' historical price targets (among other things) publicly available.

         o CSFB LLC is permanently restrained and enjoined from violating Sections 15(e) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE
             Rules 342, 401, 440, 472, and 476.

         Other Wall Street firms were subject to similar requirements.

Item 4.  Purpose of the Transaction.

         Item 4 is hereby amended by adding the following:

         (a) Agreement and Plan of Merger

         The Company previously announced that it has entered into an Agreement and Plan of Merger, dated as of August 31, 2006 (the "Merger Agreement") by and among Metaldyne, Asahi Tec Corporation, a Japanese corporation ("Asahi Tec") and Argon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Asahi Tec ("Acquisition Sub"), pursuant to which Acquisition Sub will merge into Metaldyne (the "Merger"). Metaldyne, as the surviving corporation of the Merger, will become a wholly owned subsidiary of Asahi Tec and will cease to be a Reporting Company under the Securities and Exchange Act of 1934.

         The CS Funds and certain other stockholders approved the Merger and the CS Funds have submitted written consents to approve the Merger. The Company has announced that the necessary stockholder approval for the Merger has been obtained.

         Under the terms of the current Merger Agreement, at the effective time of the Merger, each share of Common Stock owned by those of the Company's common stockholders that are currently party to a Metaldyne shareholders agreement (defined for these purposes as, the "Principal Company Stockholders"), to which the CS Funds are a party, will be converted into the right to receive $2.1833 in cash, without interest. Each share of Common Stock held by persons that are not Principal Company Stockholders, (the "3% Minority Stockholders") (other than shares owned by Asahi Tec, Acquisition Sub, Metaldyne or any of their respective subsidiaries and shares ("Dissenting Shares") as to which Common Stockholders have perfected and not withdrawn the right to appraisal under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), will be converted into the right to receive $2.40, without interest. Holders of these shares will receive a higher price per share if the average closing common price of the Asahi Tec common for a 30 trading day period prior to closing of the Merger, (the "Closing Common Price"), is higher than $1.9282 (the "Signing Common Price"), as determined under the Merger Agreement. In addition, in the event that any cash payment will be due as a result of the Merger on any stock options of the Company outstanding prior to the Merger, the total cash merger consideration for Common Stockholders, including the CS Funds party to the above referenced shareholders agreement, will be correspondingly reduced. The Principal Company Stockholders have been required by Asahi Tec, and have agreed, pursuant to a stock purchase agreement (a form of which is filed herewith at Exhibit (A) to Item 7), as such agreement may be amended, or modified (the "Stock Purchase Agreement") to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, all holders of the Company's preferred stock (the "Preferred Stockholders") have been required by Asahi Tec, and have agreed, to reinvest their Merger proceeds in Asahi Tec convertible preferred stock or common stock of Asahi Tec to be issued in a private placement. The Principal Company Stockholders and the Preferred Stockholders have agreed to waive their appraisal rights under the DGCL with respect to the Merger.

         Separately, the Board of Directors of the Company declared a distribution of all the common stock and common stock equivalents of TriMas Corporation that are owned by the Company to the Common Stockholders of record on the business day immediately prior to the Merger, subject to the closing of the Merger and certain other conditions.

         The Company announced that the terms of the Merger Agreement and Stock Purchase Agreement are currently being re-negotiated by the Company and Asahi-Tec (none of the CS Funds are party to that negotiation). Therefore, the terms of the Merger Agreement above are likely to change as a result of these discussions. For additional information with respect to the status of discussions related to the noteholder consents and waivers and events that have occurred subsequent to the Initial Filings, see the Company's Form 8-K filed with the Commission on November 15, 2006.


         The obligation of the parties to consummate the Merger and the related transactions are subject to the satisfaction of certain conditions, including: obtaining certain consents and waivers from holders of Metaldyne's 11% Notes, Senior Notes and 10% Notes (as such terms are defined below and as further described in Item 4(c) hereof); obtaining financing necessary to consummate the Merger and related transactions; closing of the private placements of Asahi Tec equity securities to the Principal Company Stockholders and Preferred Stockholders (in each case without the amendment, modification or waiver in any material respect of any material term or condition thereof); the absence of a material adverse effect on the Company; and U.S., Japanese and other foreign regulatory approval.


         In connection with the Merger, a shareholders' agreement was entered into as of August 31, 2006 by and among Asahi Tec, RHJ International SA and the Principal Company Stockholders setting forth certain rights and obligations of the parties in respect of Asahi Tec following the Merger. It is currently anticipated that the CS Funds will have the right to nominate a director to the board of Asahi Tec. The shareholders' agreement will become effective upon consummation of the Merger and the other transactions described in the Merger Agreement and in the Stock Purchase Agreement.

         (b) Stock Purchase Agreement

         The Principal Company Stockholders entered into the Stock Purchase Agreement pursuant to which the Principal Company Stockholders have agreed to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, the Preferred Stockholders have entered into preferred stock purchase agreements, pursuant to which such holders of the Company's preferred stock have agreed to reinvest their proceeds in Asahi Tec convertible preferred stock in a private placement. The price at which the Principal Company Stockholders and the Preferred Stockholders will purchase Asahi Tec common stock in the private placements is based on a discount to the Signing Common Price. This discount reflects the lesser per share merger consideration to be received by the Principal Company Stockholders relative to the 3% Minority Stockholders (without regard to any potential increase payable to the 3% Minority Stockholders as a result of improvements in the Closing Common Price relative to the Signing Common Price).

         (c) Noteholder Consents and Waivers

         The obligations of Metaldyne and Asahi Tec to close the Merger under the Merger Agreement are subject to obtaining consents and waivers from holders of its 11% senior subordinated notes due 2012 (the "11% Notes"), its 10% senior notes due 2013 (the "Senior Notes") and its 10% senior subordinated notes due 2014 (the "10% Notes") and the related indentures (including a waiver of the notes' change of control put provisions) to the Merger and related transactions. Subsequent to the announcement of the Merger, Metaldyne and Asahi Tec entered into discussions with noteholders to consider a range of alternatives in order to obtain the consents and waivers from these noteholders due to changed conditions in the bank market and the automotive industry and trading levels in the Metaldyne notes. The Company has also announced that all of the 10% Notes are currently held by DaimlerChrysler Corporation, which has consented to the required changes to its notes.

Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated as the follows:

         (a) The CS Funds have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own, 10,355,030 shares of Common Stock, representing approximately 24.1% of the outstanding shares of Common Stock as of November 24, 2006.

         The individual holdings of the CS Funds are as follows: (i) CSFBEP (Bermuda) - 2,069,282 shares of Common Stock, representing approximately 4.8% beneficial ownership of Common Stock; (ii) CSFBEP - 7,402,831 shares of Common Stock representing approximately 17.2% beneficial ownership of Common Stock;
(iii) CSUSEA - 6,610 shares of Common Stock, representing less than 1% beneficial ownership of Common Stock; (iv) EMA Partners - 533,168 shares of Common Stock representing approximately 1.2% beneficial ownership of Common Stock; and (v) EMA Private Equity - 343,139 shares of Common Stock representing less than 1% of beneficial ownership of Common Stock.

         As described in Item 2, CS Advisory Partners may be deemed to beneficially own the 10,355,030 shares of Common Stock directly held by the CS Funds, representing approximately 24.1% beneficial ownership of Common Stock.

         As described in Item 2, CS (Bermuda) as the general partner of EMA Partners and EMA Private Equity may be deemed to be the beneficial owner of the 876,307 shares of Common Stock directly held by EMA Partners and EMA Private Equity, collectively, representing 2% beneficial ownership of Common Stock.

         As described in Item 2 of the Schedule 13D, the Investment Banking division by virtue of the Bank's 100% indirect ownership of CS Advisory Partners and indirect control of EMA Partners and EMA Private Equity, may be deemed to beneficially own 10,355,030 shares of Common Stock, representing approximately 24.1% beneficial ownership of Common Stock.

         Hemisphere, as the general partner of CSFBEP (Bermuda), CSFBEP, CSFBUSEA may be deemed to beneficially own the 9,478,723 shares of

Common Stock directly held by those three Funds, representing approximately 22.1% beneficially ownership of Common Stock.

         The foregoing percentages are based on 42,795,963 shares of Common Stock of the Issuer outstanding on October 5, 2006.

         Except as set forth in Item 5(a), none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any persons named in Schedules A1-A7 hereto beneficially owns any shares of Common Stock.

         (b) The CS Funds have sole power to vote or dispose of 10,355,030 shares of Common Stock. These shares constitute approximately 24.1% of the voting power of the Issuer as of October 5, 2006.

         Hemisphere, as the general partner of CSFBEP (Bermuda), CSFBEP, CSFBUSEA may be deemed to beneficially own 9,478,723 shares of Common Stock held by those three funds.

         CS (Bermuda), as the general partner of EMA Partners and EMA Private Equity and the Investment Banking division by virtue of the Bank's indirect majority ownership of CS Bermuda, may be deemed to share voting power with each of EMA Partners and EMA Private Equity over the 533,168 and 343,139 shares of Common Stock held by each of EMA Partners and EMA Private Equity respectively. In addition, the Investment Banking division, by virtue of the Bank's 100% ownership of CS Advisory Partners, and CS Advisory Partners may be deemed to share the power to dispose or direct the disposition of 10,355,030 shares of Common Stock held by the CS Funds.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby supplementally amended by reference to the disclosures in Item 4 of this Statement.


Item 7. Material to be Filed as Exhibits.

         Exhibit B    Form of Stock Purchase Agreement, dated August 31, 2006,
                      by and among the Principal Company Stockholders identified therein, Asahi Tec Corporation and RHJI

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                            CREDIT SUISSE FIRST BOSTON
                                            EQUITY PARTNERS, L.P.


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Attorney-In-Fact

                                            CREDIT SUISSE FIRST BOSTON
                                            EQUITY PARTNERS (BERMUDA), L.P


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Attorney-In-Fact


                                            EMA PARTNERS FUND 2000, L.P


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Vice President


                                            EMA PRIVATE EQUITY FUND 2000, L.P


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Vice President


                                            CREDIT SUISSE FIRST BOSTON U.S.
                                            EXECUTIVE ADVISORS, L.P.

                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Attorney-In-Fact

                                            CREDIT SUISSE INVESTMENT
                                            ADVISORY PARTNERS, LLC


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Vice President


                                            CREDIT SUISSE
                                            acting solely on behalf of the
                                            Investment Banking division


                                            By: /s/ Ivy Dodes
                                                -------------------------------
                                                Name:  Ivy Dodes


                                            CREDIT SUISSE
                                            (BERMUDA) LIMITED.


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Vice President


                                            HEMISPHERE PRIVATE EQUITY
                                            PARTNERS, LTD.


                                            By:  /s/ Kenneth Lohsen
                                                 ------------------------------
                                                 Name:  Kenneth Lohsen
                                                 Title: Attorney-In-Fact


Dated: November 24, 2006

                                  SCHEDULE A-1

            EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.


Name                     Business Address              Title                                              Citizenship

Brady W. Dougan          Eleven Madison Avenue         Chief Executive Officer of the Investment          United States
                         New York, NY 10010            Banking Division and Chairman of the
                         USA                           Investment Banking Management Committee

Robert Basso             Eleven Madison Avenue         Head of the Investment Banking Division Human      United States
                         New York, NY 10010            Resources
                         USA

Phillip Cushmaro         Eleven Madison Avenue         Head of the Investment Banking Division
                         New York, NY 10010            Information Technology                             United States
                         USA

Tony Ehringer            Eleven Madison Avenue         Co-Head of Equities                                United States
                         New York, NY 10010
                         USA

Brian D. Finn            Eleven Madison Avenue         Head of Alternative Investments                    United States
                         New York, NY 10010
                         USA

Marc D. Granetz          Eleven Madison Avenue         Co-Head of Investment Banking Department           United States
                         New York, NY 10010
                         USA

John S. Harrison         Eleven Madison Avenue         Head of Executive Office Administration            United States
                         New York, NY 10010
                         USA

James P. Healy           Eleven Madison Avenue         Head of Fixed Income                               United States
                         New York, NY 10010
                         USA

James E. Kreitman        One Cabot Square              Co-Head of Equities                                United States
                         London E14 4QJ,
                         Great Britain

Don H. Callahan          Eleven Madison Avenue         Head of Client Coverage Strategy                   United States
                         New York, NY 10010
                         USA

Neil Moskowitz           Eleven Madison Avenue         Investment Banking Division Chief Financial        United States
                         New York, NY 10010            Officer and Head of Investment Banking
                         USA                           Support

Adebayo O. Ogunlesi      Eleven Madison Avenue         Chief Client Officer                               Nigeria
                         New York, NY 10010
                         USA
Carlos Onis              Eleven Madison Avenue         Senior Finance Officer of the Investment           United States
                         New York, NY 10010            Banking Division
                         USA

Eric M. Varvel           Eleven Madison Avenue         Co-Head of the Investment Banking Division         United States
                         New York, NY 10010
                         USA

Ken Weiner               Eleven Madison Avenue         Head of the Investment Banking Operational Risk    United States
                         New York, NY 10010            Management
                         USA

Lewis Wirshba            Eleven Madison Avenue         Chief Operating Officer, Americas Region           United States
                         New York, NY 10010
                         USA

Mark Rufeh               Eleven Madison Avenue         Head of Strategy Implementation and Expense        United States
                         New York, NY 10010            Management
                         USA

                                  SCHEDULE A-2

     EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings
(USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.


Name                     Business Address             Title                                        Citizenship

Brady W. Dougan          Eleven Madison Avenue        President, Chief Executive Officer           United States
                         New York, NY 10010           and Board Member
                         USA

Neil Moskowitz           Eleven Madison Avenue        Managing Director and Board Member           United States
                         New York, NY 10010
                         USA

D. Neil Radey            One Madison Avenue           Managing Director and General Counsel        United States
                         New York, NY 10010
                         USA

Paul J. O'Keefe          Eleven Madison Avenue        Chief Financial Officer and Controller       United States
                         New York, NY 10010
                         USA

Peter J. Feeney          Eleven Madison Avenue        Treasurer                                    United States
                         New York, NY 10010
                         USA

Mark Rufeh               Eleven Madison Avenue        Head of Strategy Implementation and          United States
                         New York, NY 10010           Expense Management
                         USA

Robert C. O'Brien        Eleven Madison Avenue        Managing Director and Chief Credit Officer   United States
                         New York, NY 10010
                         USA

Carlos Onis              Eleven Madison Avenue        Managing Director                            United States
                         New York, NY 10010
                         USA

D. Wilson Ervin          Eleven Madison Avenue        Managing Director                            United States
                         New York, NY 10010
                         USA

Lewis Wirshba            Eleven Madison Avenue        Managing Director                            United States
                         New York, NY 10010
                         USA

Eric M. Varvel           Eleven Madison Avenue        Managing Director                            United States
                         New York, NY 10010
                         USA

Gary Neuser              Eleven Madison Avenue        Managing Director                            United States
                         New York, NY 10010
                         USA

James P. Healy           Eleven Madison Avenue         Managing Director                           United States
                         New York, NY 10010
                         USA

Marc D. Granetz          Eleven Madison Avenue         Managing Director                           United States
                         New York, NY 10010
                         USA

Tony Ehringer            Eleven Madison Avenue         Managing Director                           United States
                         New York, NY 10010
                         USA

                                  SCHEDULE A-3

         EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.


Name                    Business Address             Title                                    Citizenship

Brady W. Dougan         Eleven Madison Avenue        President, Chief Executive Officer       United States
                        New York, NY 10010           and Board Member
                        USA

Neil Moskowitz          Eleven Madison Avenue        Managing Director and Board Member       United States
                        New York, NY 10010
                        USA

D. Neil Radey           One Madison Avenue           Managing Director and General Counsel    United States
                        New York, NY 10010
                        USA

David C. Fisher         Eleven Madison Avenue        Chief Financial and Accounting Officer   United States
                        New York, NY 10010
                        USA

Peter J. Feeney         Eleven Madison Avenue        Managing Director and Treasurer          United States
                        New York, NY 10010
                        USA

Lewis H. Wirshba        Eleven Madison Avenue        Managing Director and Board Member       United States
                        New York, NY 10010
                        USA

Carlos Onis             Eleven Madison Avenue        Managing Director and Board Member       United States
                        New York, NY 10010
                        USA

Kenneth Weiner          Eleven Madison Avenue        Managing Director and Board Member       United States
                        New York, NY 10010
                        USA

Frank J. DeCongelio     Eleven Madison Avenue        Managing Director and Bank Account       United States
                        New York, NY 10010           Officer
                        USA

Tony Ehringer           Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

D. Wilson Ervin         Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

James P. Healy          Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Adebayo O. Ogunlesi     Eleven Madison Avenue        Managing Director                        Nigeria
                        New York, NY 10010
                        USA

Jeffrey J. Salzman      Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Paul J. O'Keefe         Eleven Madison Avenue        Chief Financial Officer and              United States
                        New York, NY 10010           Accounting Officer
                        USA

Robert C. O'Brien       Eleven Madison Avenue        Chief Credit Officer                     United States
                        New York, NY 10010
                        USA

Gary Gluck              Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Brian D. Finn           Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Marc D. Granetz         Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Andrew M. Hutcher       Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Grace J. Koo            Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Eric M. Varvel          Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Kenneth P. Weiner       Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Simon D. Yates          Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Andrew B. Federbusch    Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

Luther L. Terry, Jr.    Eleven Madison Avenue        Managing Director                        United States
                        New York, NY 10010
                        USA

                                  SCHEDULE A-4

     EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities
(USA) LLC is Eleven Madison Avenue, New York, New York 10010, USA.


Name                      Business Address               Title                                          Citizenship
Brady W. Dougan           Eleven Madison Avenue          President, Chief Executive Officer             United States
                          New York, NY 10010             and Board Member
                          USA

John A. Ehinger           Eleven Madison Avenue          Board Member                                   United States
                          New York, NY 10010
                          USA

James P. Healy            Eleven Madison Avenue          Board Member                                   United States
                          New York, NY 10010
                          USA

D. Neil Radey             Eleven Madison Avenue          General Counsel and Managing Director          United States
                          New York, NY 10010
                          USA

Paul J. O'Keefe           Eleven Madison Avenue          Chief Financial Officer                        United States
                          New York, NY 10010
                          USA

Gary Gluck                Eleven Madison Avenue          Treasurer                                      United States
                          New York, NY 10010
                          USA

Bryan C. Fletcher         Eleven Madison Avenue          Managing Director and Bank Account Officer     United States
                          New York, NY 10010
                          USA

Edward A. Poletti         Eleven Madison Avenue          Board Member and Senior Vice President         United States
                          New York, NY 10010
                          USA

Nicole S. Arnaboldi       Eleven Madison Avenue          Board Member                                   United States
                          New York, NY 10010
                          USA

Peter J. Feeney           Eleven Madison Avenue          Treasurer                                      United States
                          New York, NY 10010
                          USA

Ivy B. Dodes              Eleven Madison Avenue          Board Member                                   United States
                          New York, NY 10010
                          USA

Thomas Prevost            Eleven Madison Avenue          Director of Taxes                              United States
                          New York, NY 10010
                         USA

                                  SCHEDULE A-5

               EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE
                       INVESTMENT ADVISORY PARTNERS, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Advisory Partners, LLC. The business address of Credit Suisse Advisory Partners, LLC is Eleven Madison Avenue, New York, New York 10010, USA.


Name                        Business Address               Title                                          Citizenship
George R. Hornig            Eleven Madison Avenue          Chief Administrative and Financial Officer     United States
                            New York, NY 10010
                            USA

Kenneth J. Lohsen           Eleven Madison Avenue          Vice President                                 United States
                            New York, NY 10010
                            USA

Emidio Morizio              Eleven Madison Avenue          Chief Compliance Officer                       United States
                            New York, NY 10010
                            USA

Edward A. Johnson           Eleven Madison Avenue          Vice President                                 United States
                            New York, NY 10010
                            USA

Steven C. Rattner           Eleven Madison Avenue          Managing Director                              United States
                            New York, NY 10010
                            USA

Joseph V. Fossella          Eleven Madison Avenue          Controller                                     United States
                            New York, NY 10010
                            USA

Thomas Prevost              Eleven Madison Avenue          Director of Taxes                              United States
                            New York, NY 10010
                            USA

                                  SCHEDULE A-6

      EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (BERMUDA) LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (Bermuda) Limited. The business address of Credit Suisse (Bermuda) Limited is Eleven Madison Avenue, New York, New York 10010, USA.


Name                        Business Address              Title                                        Citizenship

Nicole S. Arnaboldi         Eleven Madison Avenue         President                                    United States
                            New York, NY 10010
                            USA

Kenneth J. Lohsen           Eleven Madison Avenue         Vice President                               United States
                            New York, NY 10010
                            USA

Emidio Morizio              Eleven Madison Avenue         Chief Compliance Officer                     United States
                            New York, NY 10010
                            USA

Edward S. Nadel             Eleven Madison Avenue         Vice President                               United States
                            New York, NY 10010
                            USA

Ivy B. Dodes                Eleven Madison Avenue         Vice President                               United States
                            New York, NY 10010
                            USA

John S. Ficarra             Eleven Madison Avenue         Vice President                               United States
                            New York, NY 10010
                            USA

Douglas Roseman             Eleven Madison Avenue         Deputy Director of Taxes                     United States
                            New York, NY 10010
                            USA

Albert A. Scarola           Eleven Madison Avenue         Deputy Director of Taxes                     United States
                            New York, NY 10010
                            USA

Thomas Prevost              Eleven Madison Avenue         Director of Taxes                            United States
                            New York, NY 10010
                            USA

                                  SCHEDULE A-7

   EXECUTIVE OFFICERS AND DIRECTORS OF HEMISHPERE PRIVATE EQUITY PARTNERS, LTD

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (Bermuda) Limited. The business address of Hemisphere Private Euqity Partners, Ltd. is Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda.


Name                        Business Address              Title                         Citizenship


Stephen Caton               9 Church Street               Director and Head of          Bermudian British
                            Hamilton HM 11                Operations Bermuda
                            Bermuda

Ronan Daly                  One George's Quay Plaza       Director and President        Irish
                            George's Quay
                            Dublin 2, Ireland


Christine Perinchief        9 Church Street               Vice President of             Bermudian British
                            Hamilton HM 11                Corporate Services
                            Bermuda